Exhibit (a)(5)(H)
NOTICE OF ACCRUAL OF CONTINGENT INTEREST
To the Holders of
CenterPoint Energy, Inc.
3.75% Convertible Senior Notes Due 2023
CUSIP Numbers: 15189TAA5 and 15189TAC1*
3.75% Convertible Senior Notes, Series B Due 2023
CUSIP Number: 15189TAM9*
NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Indenture dated as of May 19, 2003 (the “Original Indenture”) by and between CenterPoint Energy, Inc. (the “Company”) and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee (the “Trustee”), as amended and supplemented by Supplemental Indenture No. 1 dated as of May 19, 2003 (“Supplemental Indenture No. 1”), under which the 3.75% Convertible Senior Notes due 2023 (the “Old Notes”) were issued, and Supplemental Indenture No. 6 dated as of August 23, 2005 (“Supplemental Indenture No. 6” and, together with the Original Indenture and Supplemental Indenture No. 1, the “Indenture”), under which the 3.75% Convertible Senior Notes, Series B due 2023 (the “New Notes” and, together with the Old Notes, the “Notes”) were issued, the Notes will accrue contingent interest for the six-month period beginning May 15, 2008. The amount of contingent interest payable on each $1,000 principal amount of Notes for such six-month period equals 0.25% of the average trading price per $1,000 principal amount of Notes for the five business days ending on May 13, 2008, or $3.4341. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Indenture.
As previously announced, all outstanding Notes will be redeemed in full on May 30, 2008 (the “Redemption Date”) at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, to the Redemption Date. The amount of interest that will be payable with respect to the Notes on the Redemption Date is $1.8487 per $1,000 principal amount of the Notes, which includes $1.5625 of regular interest and $0.2862 of contingent interest. Unless the Company defaults in making payment of the redemption price, interest on the Notes will cease to accrue on and after the Redemption Date. The Redemption Notice required to be delivered to holders of the Notes pursuant to the provisions of the Indenture has been separately delivered to holders of the Notes and is also available at the Company’s website, www.CenterPointEnergy.com.
The Notes are currently convertible and, in lieu of redemption, Notes may be converted at any time before 5:00 p.m., New York City time, on the Redemption Date. Holders that submit Notes for conversion will not receive any payment of contingent interest. Holders of Notes at 5:00 p.m., New York City time, on May 1, 2008, the regular record date for the May 15, 2008 interest payment on the Notes, will receive interest in the amount of $18.75 per $1,000 principal amount of Notes payable on May 15, 2008. Notes surrendered for conversion by holders during the period from 5:00 p.m., New York City time, on May 1, 2008 to 9:00 a.m., New York City time, on May 15, 2008 must be accompanied by a payment of $18.75 per $1,000 principal amount of Notes surrendered for conversion, which amount equals the regular interest payment that the holder is to receive on the Notes. Holders that submit Notes for conversion after 9:00 a.m., New York City time, on May 15, 2008, need not submit any interest payment in connection with the conversion.
Holders of the Notes have the option to require the Company to purchase any Notes on Thursday, May 15, 2008, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. Holders that exercise this option will not receive any payment of contingent interest. The amount of interest that will be payable with respect to the Notes on the purchase date is $18.75 per $1,000 principal amount of the Notes. To exercise this option, holders are required to take certain actions described in the Company Notice relating to this option by today, May 14, 2008, at 12:00 Midnight, New York City time. The Company Notice relating to this optional purchase, which was required to be delivered to holders of the Notes pursuant to the provisions of the Indenture, has been separately delivered to holders of the Notes and is also available at the Company’s website, www.CenterPointEnergy.com.
The Redemption Notice and the Company Notice previously delivered to holders of the Notes contain important information regarding the redemption and the optional purchase, respectively, including information regarding the conversion rights of holders of the Notes. Holders are encouraged to read the Redemption Notice and the Company Notice in their entirety.

IMPORTANT TAX INFORMATION
Please read this carefully
Under United States federal income tax law a withholding of 28% from reportable payments made to certain holders of Notes may be required unless the holder furnishes a properly completed Form W-9 or otherwise establishes an exemption from backup withholding.
*	These CUSIP Numbers have been assigned to this issue by the CUSIP Service Bureau and are included solely for the convenience of the holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of these CUSIP Numbers, nor is any representation made as to their correctness on the Notes or as indicated in this notice.

Dated: May 14, 2008	THE BANK OF NEW YORK TRUST
COMPANY, NATIONAL ASSOCIATION,
TRUSTEE, on behalf of CenterPoint Energy, Inc.